

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhang Chunxian
Chief Financial Officer
China Infrastructure Investment Corporation
Room D, 2F, Building 12, Xinxin Huayuan, Jinshui Road,
Zhengzhou
Henan Province
The People's Republic of China

> **Re:** **China Infrastructure Investment Corporation**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 001-34150**

Dear Mr. Zhang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief